Exhibit 99.1

1. Condensed Interim Consolidated Financial Statements

(1) Condensed Interim Consolidated Statements of Income

	JPY (millions)
		Six months period ended September 30,			Three months period ended September 30,
	Note	2017	2018	Note	2017	2018
Revenue	4	881,416	880,611	4	433,177	430,777
Cost of sales		(242,741)	(231,341)		(121,873)	(110,751)
Selling, general and administrative expenses		(297,263)	(293,783)		(151,396)	(148,755)
Research and development expenses		(155,096)	(151,432)		(79,408)	(79,466)
Amortization and impairment losses on intangible assets associated with products		(56,885)	(48,288)		(24,395)	(24,267)
Other operating income	5	136,935	32,331		5,635	23,047
Other operating expenses	6	(32,017)	(16,142)		(22,366)	(17,499)

Operating profit		234,349	171,956		39,374	73,086

Finance income		14,116	4,411		619	2,469
Finance expenses		(15,983)	(19,618)		(6,019)	(9,109)
Share of profit of investments accounted for using the equity method		506	4,031		772	471

Profit before tax		232,988	160,780		34,746	66,917
Income tax expenses		(60,318)	(34,291)		(7,065)	(18,508)

Net profit for the period		172,670	126,489		27,681	48,409

Attributable to:
Owners of the Company		172,816	126,668		28,027	48,426
Non-controlling interests		(146)	(179)		(346)	(17)

Net profit for the period		172,670	126,489		27,681	48,409

Earnings per share (JPY)
Basic earnings per share	7	221.43	161.76	7	35.89	61.73
Diluted earnings per share	7	219.98	160.93	7	35.67	61.48

See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Income and Other Comprehensive Income

	JPY (millions)
		Six months period ended September 30,			Three months period ended September 30,
	Note	2017	2018	Note	2017	2018
Net profit for the period		172,670	126,489		27,681	48,409
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income		—	13,008		—	9,279
Re-measurement gain (loss) on defined benefit plans		688	(163)		10	802

		688	12,845		10	10,081
Items to be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		86,421	66,680		32,618	60,718
Net changes on revaluation of available-for-sale financial assets		8,113	—		3,778	—
Cash flow hedges		1,523	1,704		724	(884)
Hedging cost		691	(152)		161	(199)
Share of other comprehensive income (loss) of investments accounted for using the equity method		36	(171)		18	(81)

		96,784	68,061		37,299	59,554

Other comprehensive income for the period, net of tax		97,472	80,906		37,309	69,635

Total comprehensive income for the period		270,142	207,395		64,990	118,044

Attributable to:
Owners of the Company		269,943	207,742		65,142	118,148
Non-controlling interests		199	(347)		(152)	(104)

Total comprehensive income for the period		270,142	207,395		64,990	118,044

See accompanying notes to condensed interim consolidated financial statements.

(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2018	As of September 30, 2018
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment		536,801	533,088
Goodwill		1,029,248	1,085,706
Intangible assets		1,014,264	1,067,172
Investments accounted for using the equity method		107,949	115,174
Other financial assets		196,436	221,210
Other non-current assets		77,977	90,522
Deferred tax assets		64,980	54,024

Total non-current assets		3,027,655	3,166,896

CURRENT ASSETS:
Inventories		212,944	233,304
Trade and other receivables		420,247	461,436
Other financial assets		80,646	20,281
Income tax receivables		8,545	7,483
Other current assets		57,912	68,130
Cash and cash equivalents		294,522	317,080
Assets held for sale	12	3,992	229

Total current assets		1,078,808	1,107,943

Total assets		4,106,463	4,274,839

		JPY (millions)
	Note	As of March 31, 2018	As of September 30, 2018
LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES:
Bonds and loans		985,644	879,621
Other financial liabilities		91,223	79,619
Net defined benefit liabilities		87,611	88,822
Provisions		28,042	23,912
Other non-current liabilities		68,300	65,517
Deferred tax liabilities		90,725	120,995

Total non-current liabilities		1,351,545	1,258,486

CURRENT LIABILITIES:
Bonds and loans		18	120,913
Trade and other payables		240,259	225,752
Other financial liabilities		29,613	41,310
Accrued income taxes		67,694	61,296
Provisions		132,781	144,367
Other current liabilities		263,930	250,554
Liabilities held for sale	12	3,214	—

Total current liabilities		737,509	844,192

Total liabilities		2,089,054	2,102,678

EQUITY
Share capital		77,914	77,942
Share premium		90,740	81,777
Treasury shares		(74,373)	(57,167)
Retained earnings		1,557,307	1,648,094
Other components of equity		350,631	417,712
Other comprehensive income related to assets held for sale		(4,795)	—

Equity attributable to owners of the Company		1,997,424	2,168,358

Non-controlling interests		19,985	3,803

Total equity		2,017,409	2,172,161

Total liabilities and equity		4,106,463	4,274,839

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Changes in Equity

Six months period ended September 30, 2017 (From April 1 to September 30, 2017)

		JPY (millions)
		Equity attributable to owners of the Company
						Other components of equity
	Note	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets	Cash flow hedges	Hedging cost	Re- measurement gain or loss on defined benefit plans	Total	Other comprehensive income related to assets held for sale	Total	Non- controlling interests	Total equity
As of April 1, 2017		65,203	74,973	(48,734)	1,511,817	221,550	—	67,980	1,472	—	—	291,002	—	1,894,261	54,704	1,948,965

Net profit for the period					172,816							—		172,816	(146)	172,670
Other comprehensive income						86,093		8,132	1,523	691	688	97,127		97,127	345	97,472

Comprehensive income for the period		—	—	—	172,816	86,093	—	8,132	1,523	691	688	97,127	—	269,943	199	270,142

Transactions with owners:
Issuance of new shares		754	754									—		1,508		1,508
Acquisition of treasury shares				(18,742)								—		(18,742)		(18,742)
Disposal of treasury shares			0	0								—		0		0
Dividends	9				(70,956)							—		(70,956)	(2,189)	(73,145)
Changes in ownership												—		—	(32,750)	(32,750)
Transfers from other components of equity					688						(688)	(688)		—		—
Share-based compensation			8,572									—		8,572		8,572
Exercise of share-based awards			(14,758)	15,905								—		1,147		1,147
Transfers to non-financial assets												—		—		—

Total transactions with owners		754	(5,432)	(2,837)	(70,268)	—	—	—	—	—	(688)	(688)	—	(78,471)	(34,939)	(113,410)

As of September 30, 2017		65,957	69,541	(51,571)	1,614,365	307,643	—	76,112	2,995	691	—	387,441	—	2,085,733	19,964	2,105,697

See accompanying notes to condensed interim consolidated financial statements.

Six months period ended September 30, 2018 (From April 1 to September 30, 2018)

		JPY (millions)
		Equity attributable to owners of the Company
						Other components of equity
	Note	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets	Cash flow hedges	Hedging cost	Re- measurement gain or loss on defined benefit plans	Total	Other comprehensive income related to assets held for sale	Total	Non- controlling interests	Total equity
As of April 1, 2018		77,914	90,740	(74,373)	1,557,307	272,597	—	73,037	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409
Cumulative effects of changes in accounting policies	3				15,401		84,672	(73,037)	(1,378)			10,257		25,658	(10)	25,648

Restated balance		77,914	90,740	(74,373)	1,572,708	272,597	84,672	—	2,013	1,606	—	360,888	(4,795)	2,023,082	19,975	2,043,057

Net profit for the period					126,668							—		126,668	(179)	126,489
Other comprehensive income (loss)						61,937	12,954		1,704	(152)	(164)	76,279	4,795	81,074	(168)	80,906

Comprehensive income (loss) for the period		—	—	—	126,668	61,937	12,954	—	1,704	(152)	(164)	76,279	4,795	207,742	(347)	207,395

Transactions with owners:
Issuance of new shares		28	28									—		56		56
Acquisition of treasury shares				(1,158)								—		(1,158)		(1,158)
Disposal of treasury shares			(0)	3								—		3		3
Dividends	9				(71,188)							—		(71,188)	(168)	(71,356)
Changes in ownership					(2,126)	230						230		(1,896)	(15,657)	(17,553)
Transfers from other components of equity					22,032		(22,196)				164	(22,032)		—		—
Share-based compensation			9,384									—		9,384		9,384
Exercise of share-based awards			(18,375)	18,361								—		(14)		(14)
Transfers to non-financial assets									2,347			2,347		2,347		2,347

Total transactions with owners		28	(8,963)	17,206	(51,282)	230	(22,196)	—	2,347	—	164	(19,455)	—	(62,466)	(15,825)	(78,291)

As of September 30, 2018		77,942	81,777	(57,167)	1,648,094	334,764	75,430	—	6,064	1,454	—	417,712	—	2,168,358	3,803	2,172,161

See accompanying notes to condensed interim consolidated financial statements.

(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Six months period ended September 30,
	2017	2018
Cash flows from operating activities:
Net profit for the period	172,670	126,489
Depreciation and amortization	93,420	77,976
(Reversal of) Impairment losses	(9,229)	690
Share-based compensation	8,572	9,384
Loss (gain) on sales and disposal of property, plant and equipment	50	(5,623)
Gain on divestment of business	(3,086)	(2,266)
Gain on sales of subsidiaries	(106,619)	(14,365)
Change in fair value of contingent consideration	6,646	(1,230)
Finance income and expenses, net	1,867	15,207
Share of gain of associates accounted for using the equity method	(506)	(4,031)
Income tax expenses	60,318	34,291
Changes in assets and liabilities:
Increase in trade and other receivables	(35,033)	(44,721)
Increase in inventories	(3,019)	(21,485)
Decrease in trade and other payables	(7,559)	(230)
Increase (decrease) in provisions	(4,825)	1,594
Other, net	(2,778)	(35,001)

Cash generated from operations	170,889	136,679

Income taxes paid	(28,168)	(20,407)
Tax refunds and interest on tax refunds received	24,309	1,562

Net cash from operating activities	167,030	117,834

Cash flows from investing activities:
Interest received	1,083	1,037
Dividends received	6,094	1,575
Acquisition of property, plant and equipment	(36,303)	(37,314)
Proceeds from sales of property, plant and equipment	76	6,046
Acquisition of intangible assets	(46,910)	(21,105)
Acquisition of investments	(5,787)	(10,340)
Proceeds from sales and redemption of investments	14,346	38,196
Acquisition of businesses, net of cash and cash equivalents acquired	(17,787)	(66,749)
Proceeds from sales of business, net of cash and cash equivalents divested	85,036	27,199
Proceeds from withdrawal of restricted deposits	—	71,774
Other, net	23,344	(12,461)

Net cash from (used in) investing activities	23,192	(2,142)

Cash flows from financing activities:
Net decrease in short-term loans	(403,948)	(362)
Proceeds from long-term loans	337,154	—
Proceeds from issuance of bonds	56,299	—
Purchase of treasury shares	(18,729)	(1,158)
Interest paid	(3,587)	(4,467)
Dividends paid	(70,966)	(71,448)
Acquisition of non-controlling interests	—	(2,392)
Repayment of obligations under finance lease	(1,297)	(1,284)
Facility fees paid for loan agreements	—	(15,404)
Other, net	(3,056)	(659)

Net cash used in financing activities	(108,130)	(97,174)

Net increase in cash and cash equivalents	82,092	18,518

Cash and cash equivalents at the beginning of the year (Consolidated statements of financial position)	319,455	294,522
Cash and cash equivalents reclassified back from assets held for sale	21,797	451

Cash and cash equivalents at the beginning of the year	341,252	294,973

Effects of exchange rate changes on cash and cash equivalents	7,551	3,589

Cash and cash equivalents at the end of the period	430,895	317,080

See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements

1	Reporting Entity

Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan.

The Company and its subsidiaries (collectively, “Takeda”) is a major global pharmaceutical group and is engaged in the research, development, manufacturing and marketing of pharmaceutical products, over-the-counter (“OTC”) medicines and quasi-drug consumer products, and other healthcare products. Takeda’s principal pharmaceutical products include medicines in the following therapeutic areas: gastroenterology, oncology and neuroscience.

2	Basis of Preparation

(1)	Compliance

Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2018.

(2)	Functional Currency and Presentation Currency

The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million, except when otherwise indicated.

(3)	Approval of Financial Statements

Takeda’s condensed interim consolidated financial statements as of and for the period ended September 30, 2018 were approved on November 8, 2018 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Corporate Officer & Chief Financial Officer Costa Saroukos.

(4)	Use of Judgments, Estimates and Assumptions

The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis by the management. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements for the fiscal year ended March 31, 2018, except for new significant judgments and uncertainty of the estimations related to the application of IFRS 9 ‘Financial instruments’ (“IFRS 9”) and IFRS 15 ‘Revenue from Contracts with Customers’ (“IFRS 15”) , which are described in Note 3 “Significant Accounting Policies”.

3	Significant Accounting Policies

Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2018 except for the policies required by IFRS 9 and IFRS 15.

Takeda calculated income tax expenses for the six months period ended September 30, 2018, based on the estimated average annual effective tax rate.

IFRS 9 ‘Financial instruments’

IFRS 9 was adopted by Takeda as of April 1, 2018. IFRS 9 replaces the majority of the requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and covers the classification, recognition, measurement, and de-recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets based on expected losses rather than incurred losses and provides a new hedge accounting model.

The principal impact of the adoption of IFRS 9 for Takeda was the re-measurement of certain available-for-sale financial instruments to fair value as of April 1, 2018. In addition, as a result of adoption, Takeda elected to designate equity instruments as financial assets measured at fair value through other comprehensive income (FVTOCI). This designation has been made on the basis of the facts and circumstances that existed at the date of initial application. Changes in the fair value of financial assets at FVTOCI are recognized in other comprehensive income, and the cumulative amount of other comprehensive income is transferred to retained earnings when the instruments are derecognized due to liquidation or sale.

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The determination of the business model within which a financial asset is held has been made on the basis of the facts and circumstances that existed at the date of initial application.

The impairment of financial assets measured at amortized cost is assessed using an expected credit loss (ECL) model where previously the incurred loss model was used. Given the nature of Takeda’s financial assets, there was no significant impact on the provisions for doubtful accounts or impairments upon adoption of the new standard.

The adoption of IFRS 9 has not had material impact on Takeda’s financial liabilities and derivatives.

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon Takeda’s own risk management objectives and strategy, and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The model is to be discontinued only when the relationships no longer qualify for hedge accounting. All hedging relationships designated under IAS39 at March 31, 2018 met the criteria for hedge accounting under IFRS 9 at April 1, 2018 and are therefore regarded as continuing hedging relationships.

Takeda applied IFRS 9 retrospectively with respect to classification and measurement (including impairment) without restating previous years. These cumulative effects of initially applying IFRS 9 were recognized in equity as of the date of initial application of IFRS 9 (April 1, 2018). As a result of the adoption on the date of initial application, the opening balance of retained earnings and other components of equity increased by 14,073 million JPY and 10,257 million JPY, respectively, while other financial assets (non-current), other financial assets (current), deferred tax liabilities increased by 32,809 million JPY, 856 million JPY and 9,345 million JPY respectively, with non-controlling interests decreasing by 10 million JPY.

In addition, under IAS 39, the currency basis spread was included in “Cash Flow Hedges” under other components of equity. Under IFRS 9, this basis spread is separately accounted for and presented as “Hedging Cost” under other components of equity. Takeda retrospectively applied the accounting treatment of hedging cost and adjusted the comparative information. As of September 30, 2017 and March 31, 2018, the amounts retrospectively recorded as “Hedging Cost” and deducted from “Cash Flow Hedges” were 691 million JPY and 1,606 million JPY, respectively.

Classifications and carrying amounts of financial assets under IAS 39 and IFRS 9 as of the date of adoption were changed as presented in the table below. For investments in equity instruments, Takeda made an irrevocable election at the time of initial recognition to account for the equity instruments at FVTOCI. There were no changes to the classifications and carrying amounts of the financial liabilities.

			JPY (millions)
	IAS 39	Carrying amount	IFRS 9	Carrying amount
Cash and cash equivalents	Loans and receivables	294,522	Financial assets measured at amortized cost	294,522
Derivatives	Financial assets measured at fair value through profit or loss	762	Financial assets measured at fair value through profit or loss	762
Derivative transactions to which hedge accounting is applied	Derivative transactions to which hedge accounting is applied	2,527	Derivative transactions to which hedge accounting is applied	2,527
Trade and other receivables, other financial assets	Loans and receivables	516,853	Financial assets measured at amortized cost	516,853
Equity instruments	Available-for-sale financial assets	169,814	Financial assets measured at fair value through other comprehensive income	203,276
Convertible notes	Loans and receivables	5,303	Financial assets measured at fair value through profit or loss	7,576
	Financial assets measured at fair value through profit or loss	2,070
Total		991,851		1,025,516

The following changes were made to the carrying amount of the financial assets as of the date of adoption.

				JPY (millions)
IAS 39	Carrying amount	Change in classification	Re- measurement	IFRS 9	Carrying amount
Loans and receivables	816,678	(5,303)	—	Financial assets measured at amortized cost	811,375
Financial assets measured at fair value through profit or loss	2,832	5,303	203	Financial assets measured at fair value through profit or loss	8,338
Derivative transactions to which hedge accounting is applied	2,527	—	—	Derivative transactions to which hedge accounting is applied	2,527
Available-for-sale financial assets	169,814	—	33,462	Financial assets measured at fair value through other comprehensive income	203,276
Total	991,851	—	33,665		1,025,516

Measurement of Financial Instruments

Debt Instruments:

•

Amortized cost: Assets such as trade and other receivables that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, and cash discounts. Provisions for doubtful trade receivables are established using an ECL model. The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivables. Takeda has elected to measure provisions for trade receivables and lease receivables at an amount equal to lifetime ECL. Takeda uses provision matrix to calculate ECL. These provisions represent the difference between the carrying amount of the trade receivables and the lease receivables in the consolidated statements of financial position and the estimated net collectible amount.

•

FVTOCI: Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at FVTOCI. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to net profit or loss.

•

Fair value through profit or loss (FVTPL): Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on debt instruments that is measured at FVTPL is recognized in net profit or loss.

Equity Instruments:

•

Equity instruments are measured at FVTPL. However, on initial recognition, Takeda made an irrevocable FVTOCI election (on an instrument-by-instrument basis) to present the subsequent changes in the fair value of equity instruments in other comprehensive income. As at the reporting date, Takeda designated all its equity instruments as financial assets at FVTOCI.

Derivatives and Hedge Accounting:

•

Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. Gains or losses on derivatives are recognized in net profit or loss. When the derivative contracts are designated as hedging instruments in cash flow hedging relationships, the effective portion of changes in fair value of derivatives is accumulated in other comprehensive income. The currency basis spread is accounted for and presented as “Hedging Cost” under other components of equity separately from “Cash Flow Hedges”.

IFRS 15 ‘Revenue from Contracts with Customers’

Takeda adopted IFRS 15 on April 1, 2018. The new standard provides a single, principles-based approach to the recognition of revenue from all contracts with customers. The standard focuses on the identification of performance obligations in a contract and requires revenue to be recognized when or as those performance obligations are satisfied. The standard also has more detailed disclosure requirements.

The impacts of adoption of the new standard are summarized below:

•

Takeda derives revenue from sales of pharmaceutical products as well as other services where control transfers to customers and performance obligations are satisfied either at the point in time of shipment, receipt of the products by the customer or when the services are performed.

•

Takeda also recognizes royalty revenue relating to the out-licensing of intellectual property (IP), which is recognized when the underlying sales have occurred, and revenue from other services such as research and development of compounds out-licensed, which is recognized over the service period.

•

Takeda’s revenue also includes revenue from out-licensing and granting of IP rights and Takeda usually receives upfront payments or milestone payments for these arrangements. Revenue from the upfront payments is generally recognized when Takeda provides a right to use the IP. Revenue from the milestone payments is generally recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and a significant reversal in the amount of revenue recognized will not occur.

These impacts of adoption of the new standard were immaterial. Takeda elected the modified retrospective method upon adoption of IFRS 15. This method requires the recognition of the cumulative effect of initially applying IFRS 15 in equity at the date of initial application of IFRS 15 (April 1, 2018) and Takeda did not restate the result of prior years. As a result of the adoption of IFRS 15, due to the difference in allocation of revenue to performance obligations, other non-current liabilities, other current liabilities, deferred tax assets decreased by 1,247 million JPY, 495 million JPY and 414 million JPY respectively, and opening retained earnings increased by 1,328 million JPY.

For the six months period ended September 30, 2018, the impact from adoption of IFRS 15 on the condensed interim consolidated financial statements was immaterial compared to the financial statements under IAS 18.

As the results of the adoption of IFRS 15, Takeda updated and revised the related accounting policy as follows:

Revenue on sales of Takeda products and services is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, generally at the point in time of shipment to or receipt of the products by the customer, or when the services are performed. The amount of revenue to be recognized is based on the consideration Takeda expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

The consideration Takeda receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

•

Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are estimated and recorded as a deduction from revenue at the time the related revenues are recorded. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

•	Cash discounts are offered to customers and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

•

Sales return provisions are recognized and recorded as revenue deductions when there is historical experience of Takeda agreeing to customer returns and Takeda can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. The rate is multiplied by the amounts invoiced in order to estimate expected future returns.

Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing of intellectual property (IP). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur.

Revenue from other services such as research and development of compounds that are out-licensed is recognized over the service period.

4	Revenue

The disaggregation of revenue by goods and services is as follows:

	JPY (millions)
	Six months period ended September 30,
	2017	2018
Sales of pharmaceutical products	838,266	855,722
Royalty and service income	43,150	24,889
Total	881,416	880,611

	JPY (millions)
	Three months period ended September 30,
	2017	2018
Sales of pharmaceutical products	420,348	418,891
Royalty and service income	12,829	11,886
Total	433,177	430,777

The disaggregation of revenue by geographic location is as follows. This disaggregation provides revenue attributable to countries or regions based on the customer location.

						JPY (millions)
Six months period ended September 30,	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2017	294,987	301,784	148,938	35,111	36,063	49,189	15,344	881,416
2018	274,243	321,079	158,603	27,484	34,685	51,905	12,612	880,611

Other includes the Middle East, Oceania and Africa.

						JPY (millions)
Three months period ended September 30,	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2017	134,691	153,196	75,366	18,072	19,111	24,038	8,703	433,177
2018	129,983	159,979	79,481	13,359	16,180	25,024	6,771	430,777

Other includes the Middle East, Oceania and Africa.

5	Other Operating Income

Other operating income for the six months period ended September 30, 2017 included the gain on the sale of shares of 106,337 million JPY which was due to the sale of shareholding in Wako Pure Chemical, Ltd. to FUJIFILM corporation.

Other operating income for the six months period ended September 30, 2018 included the gain on the sale of shares of 18,381 million JPY which was due to the sale of shareholding in Guangdong Techpool Bio-Pharma Co., Ltd. to Shanghai Pharmaceutical Holding Co. Ltd. and SFund International Investment Fund Management Limited.

6	Other Operating Expenses

Other operating expenses for the six months period ended September 30, 2017 included expenses from reorganizations activities, which was mainly due to reductions in the workforce and consolidation of sites and functions to improve the efficiency of its operations (“Restructuring expenses”). The amount of the Restructuring expenses was 13,723 million JPY which included R&D transformation costs, and the post-merger integration costs related to the acquisition of ARIAD Pharmaceuticals, Inc. as well as the expenses of 6,646 million JPY associated with changes in contingent considerations (*).

Other operating expenses for the six months period ended September 30, 2018 included the restructuring expenses of 14,097 JPY related to global operating expense reduction initiative and R&D transformation initiative as well as the proposed Shire acquisition. In addition, other operating expenses for the same period also included the reversal of pre-launch inventory write-offs of (7,710) million JPY due to regulatory approval and the loss of 4,016 million JPY which was due to the sale of shareholding in Multilab Indústria e Comércio de Produtos Farmacê uticos Ltda. to Novamed Fabricação de Produtos Farmacêuticos Ltda.

(*)	The contingent considerations are recognized at fair value as part of the purchase price when specified future events arising from business combinations occur.

7	Earnings Per Share

The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	Six months period ended September 30,
	2017	2018
Net profit for the period attributable to owners of the Company
Net profit attributable to owners of the Company (million JPY)	172,816	126,668
Net profit used for calculation of earnings per share (million JPY)	172,816	126,668

Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	780,468	783,062
Dilutive effect (thousands of shares)	5,122	4,030
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	785,590	787,092

Earnings per share
Basic (JPY)	221.43	161.76
Diluted (JPY)	219.98	160.93

	Three months period ended September 30,
	2017	2018
Net profit for the period attributable to owners of the Company
Net profit attributable to owners of the Company (million JPY)	28,027	48,426
Net profit used for calculation of earnings per share (million JPY)	28,027	48,426

Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	780,971	784,436
Dilutive effect (thousands of shares)	4,853	3,248
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	785,824	787,684

Earnings per share
Basic (JPY)	35.89	61.73
Diluted (JPY)	35.67	61.48

8	Collaborations and Licensing Arrangements

Takeda is a party to certain collaborative and licensing arrangements. These agreements generally provide for commercialization rights to a product or products being developed by the counterparty, and, in exchange, often resulted in upfront payments upon execution of the agreement and resulting in an obligation that requires Takeda to make future development, regulatory approval, or commercial milestone payments as well as royalty payments. In some of these arrangements, Takeda and the licensee are both actively involved in the development and commercialization of the licensed product, and have exposure to risks and rewards that are dependent on its commercial success.

The significant agreements in collaboration and licensing during the six months period ended September 30, 2018 is described below.

Wave Life Sciences Ltd. (“Wave”)

In February 2018, Takeda entered into an agreement with Wave to discover, develop and commercialize nucleic acid therapies for disorders of the central nervous system (“CNS”) and the agreement became effective in April 2018 after the receipt of clearance under the Hart-Scott- Rodino Antitrust Improvement Act (HSR Act). Under the agreement, Wave will provide Takeda the option to co-develop and co-commercialize programs in areas of Huntington’s disease (HD), amyotrophic lateral sclerosis (ALS), frontotemporal dementia (FTD) and spinocerebellar ataxia type 3 (SCA3). In addition, Takeda will have the right to license multiple preclinical programs targeting CNS disorders, including Alzheimer’s disease and Parkinson’s disease. The agreement required upfront payments, investment in Wave and future contingent payments such as development and commercial milestone payments. Wave will continue to independently advance its activities in neuromuscular diseases including its lead clinical program for the treatment of Duchene muscular dystrophy (DMD).

9	Dividends

Dividends Declared and Paid	Total dividends (million JPY)	Dividends per Share (JPY)	Basis Date	Effective Date
April 1, 2017 to September 30, 2017	71,133	90.00	March 31, 2017	June 29, 2017
April 1, 2018 to September 30, 2018	71,507	90.00	March 31, 2018	June 29, 2018

Dividends declared for which the effective date falls after September 30, 2018 are as follows:

Dividends Declared	Total dividends (million JPY)	Dividends per Share (JPY)	Basis Date	Effective Date
Board of Directors on October 31, 2018	71,509	90.00	September 30, 2018	December 3, 2018

10	Financial Instruments

(1)	Fair Value Measurements

(i)	Financial assets and liabilities measured at fair value through profit or loss

The fair value of derivatives to which hedge accounting was not applied is measured at quoted prices or quotes obtained from financial institutions, whose significant inputs to the valuation model used are based on observable market data.

The fair value of convertible notes is measured using techniques such as the option pricing model.

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions taken into consideration are the probability of meeting each performance target and the discount factor. The fair value measurement of contingent considerations arising from business combinations is stated in Note11, “Business Combinations.”

(ii)	Financial assets measured at amortized cost

The carrying amount of financial assets measured at amortized cost approximate their fair values as these assets are settled within a short period.

(iii)	Equity instruments

The fair value of listed equity instruments is measured at quoted prices or quotes obtained from financial institutions.

The fair value of unlisted equity instruments is measured using techniques such as the net asset book value method and the multiples approach. Under the multiples approach, listed companies similar to the target companies are selected, and the fair value is calculated using the stock index for those similar companies.

(iv)	Derivative transactions to which hedge accounting is applied

The fair value of derivative transactions to which hedge accounting is applied is measured in the same manner as “(i) Financial assets and liabilities measured at fair value through profit or loss”.

(v)	Financial liabilities measured at amortized cost

The fair value of bonds is measured at quotes obtained from financial institutions, and the fair value of loans and finance leases are measured at the present value of future cash flows discounted using the applicable effective interest rate, with consideration of the credit risk by each liability group classified in a specified period.

Other current items are settled in a short period, and the coupon rates of other non-current items reflect market interest rates. Therefore, the carrying amounts of these liabilities approximate their fair values.

(2)	Fair Value Hierarchy

Level 1: Fair value measured at quoted prices in active markets

Level 2: Fair value that is calculated using an observable price other than that categorized in Level 1 directly or indirectly

Level 3: Fair value that is calculated based on valuation techniques which include input that is not based on observable market data

(3)	Fair Value of Financial Instruments Carried at Cost

The carrying amount and fair value of financial instruments that are not recorded at fair value in the condensed interim consolidated statements of financial position are as follows:

	JPY (millions)
	As of September 30, 2018
	Carrying amount	Fair value
Bonds	176,402	174,936
Long-term loans	823,199	824,312
Finance leases	55,264	54,836

The amounts to be paid within a year are included. The fair value of bonds, long-term loans and finance leases are classified as Level 2 in the fair value hierarchy.

This table excludes financial instruments that have carrying amounts that approximates fair value.

(4)	Fair Value Measurement Recognized in the Condensed Interim Consolidated Statements of Financial Position

JPY (millions)

As of September 30, 2018	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss:
Derivatives	—	6,161	—	6,161
Convertible notes	—	—	9,128	9,128
Derivative transactions to which hedge accounting is applied	—	11,698	—	11,698
Financial assets measured at fair value through other comprehensive income:
Equity instruments	147,403	31	44,731	192,165
Total	147,403	17,890	53,859	219,152
Liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives	—	5,258	—	5,258
Contingent considerations arising from business combinations	—	—	29,762	29,762
Derivative transactions to which hedge accounting is applied	—	1,906	—	1,906
Total	—	7,164	29,762	36,926

Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were no transfers among Level 1, Level 2 and Level 3 for the six months period ended September 30, 2018.

Disclosures related to contingent considerations arising from business combinations are stated in Note 11, “Business Combinations”.

(5)	Reconciliation of Level 3 Financial Assets

JPY (millions)
Six months period ended September 30, 2018
Opening balance	47,789
Gain or loss:
Net profit	148
Other comprehensive income	144
Purchases	5,791
Sales	(10)
Other	(3)
Closing balance	53,859

Gain or loss recorded in profit or loss relates to the financial assets measured at fair value through profit or loss. These gains or losses are recognized as “financial income” or “financial expenses” in the condensed interim consolidated statements of income.

Gain or loss recorded in other comprehensive income relates to the financial assets measured at fair value through other comprehensive income. These gains or losses are recognized as “Changes in fair value of financial assets measured at fair value through other comprehensive income” and “Exchange differences on translation of foreign operations” in the condensed interim consolidated statements of income and other comprehensive income.

The fair values of equity instruments are measured by Takeda’s accounting and finance departments using available information as of each closing date based on Takeda’s accounting policy. The results of the fair value measurement and the calculation process are reported to management as necessary.

The principle input that is not observable and used for the calculation of the fair value of equity instruments classified as Level 3 is the EBITDA rate used for the multiples approach, ranging from 7.4 times to 17.5 times. The fair value of the equity instruments increases (decreases) as the EBITDA rate increases (decreases).

11	Business Combinations

(1)	Acquisitions

TiGenix NV (“TiGenix”)

On April 30, 2018, Takeda made an all cash voluntary public takeover bid for the entire issued ordinary shares (“Ordinary Shares”), warrants (“Warrants”) and American Depositary Shares (“ADSs” and together with the Ordinary Shares and the Warrants, the “Securities”) of TiGenix not already owned by Takeda. On June 8, 2018, the Company acquired the Securities tendered in the first acceptance period for 470.2 million EUR. In response to the takeover bid with the Securities already owned by Takeda, Takeda acquired 90.8% of the voting rights.

TiGenix is a biopharmaceutical company developing novel stem cell therapies for serious medical conditions. This acquisition will expand Takeda’s late stage gastroenterology (GI) pipeline with the U.S. rights to Cx601 (darvadstrocel), a suspension of allogeneic expanded adipose-derived stem cells (eASC) under investigation for the treatment of complex perianal fistulas in patients with non-active/mildly active luminal Crohn’s disease (CD). Following the 2nd Takeover bid and a squeeze-out ended in July 2018, TiGenix became a wholly owned subsidiary of Takeda.

The following represents provisional fair value of assets acquired, liabilities assumed:

JPY (millions)
Amount
Intangible assets	63,421
Other assets	5,541
Deferred tax liabilities	(10,128)
Other liabilities	(5,678)
Basis adjustments	(3,381)
Goodwill	20,228
Total	70,003

The purchase consideration was comprised of the following:

JPY (millions)
Amount
Cash	67,319
The ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date	2,684
Total	70,003

Goodwill comprises excess earning power expected from the future business development. Goodwill is not deductible for tax purposes.

The fair value primarily consisting of intangible assets, deferred tax liabilities and goodwill assumed as of the acquisition date have been recorded provisionally based on the information available as of September 30, 2018. These amounts are subject to change as the Company is in the process of reviewing further details of the basis for the fair value measurement. For the three months period ended September 30, 2018, goodwill at the acquisition date increased by 253 million JPY as a result of the adjustment to the provisional fair value, while other assets decreased by 253 million JPY.

Takeda entered into a forward exchange contract to hedge foreign currency risks and applied the hedge accounting to the contract. Basis adjustment represents a fair value of the hedging instrument of 3,381 million JPY that was added to the amount of goodwill at the acquisition date.

No gains or losses were recognized as a result of remeasurement of fair value of the ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date.

Acquisition-related costs of 767 million JPY which included agent fee and due diligence costs arising from the acquisition were recorded in “Selling, general and administrative expenses”.

The revenue and the net profit of TiGenix for the post-acquisition period, which were recognized in the condensed interim consolidated statements of income for the six months period ended September 30, 2018, were immaterial.

The impact on Takeda’s revenue and net profit for the six months period ended September 30, 2018 assuming the acquisition date of TiGenix had been as of the beginning of the reporting period was immaterial.

(2)	Contingent Considerations

The consideration for certain acquisitions includes amounts contingent upon future events such as the achievement of development milestones and sales targets. At each reporting date, the fair value of contingent considerations assumed in business combinations is re-measured based on risk-adjusted future cash flows discounted using appropriate discount rate. The contingent considerations discussed below are the discounted royalty payable for a certain period based on future financial performance, primarily consisting of the COLCRYS business which was acquired in the acquisition of URL Pharma. Inc. in June 2012. There is no cap on the royalty payable for the COLCRYS business and the estimated future royalty payments are calculated based on forecasted financial performance.

The fair value of contingent considerations is classified as Level 3 in the fair value hierarchy. The definition of the fair value hierarchy is stated in Note 10, “Financial Instruments”.

1)	Changes in the Fair Value of Contingent Considerations

JPY (millions)
Six months period ended September 30, 2018
As of the beginning of the period	30,569
Additions arising from business combinations	—
Changes in the fair value during the period (unrealized):
URL Pharma. Inc.	341
Other	(92)
Settled during the period:
URL Pharma. Inc.	(1,129)
Other	—
Reclassification to other payables	(1,774)
Foreign currency translation differences	1,934
Other	(87)
As of the end of the period	29,762

2)	Sensitivity Analysis

The following sensitivity analysis represents effect on the fair value of contingent considerations from changes in major assumptions:

JPY (millions)
As of September 30, 2018
Revenue derived from the COLCRYS business	Increase by 5% Decrease by 5%	716 (716)
Discount rate	Increase by 0.5% Decrease by 0.5%	(178 181)

12	Disposal Groups Held for Sale

The disposal groups held for sale as of March 31, 2018, consisted mainly of a group of assets, liabilities, and other comprehensive income related to Takeda’s consolidated subsidiary, Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. and reclassified as held for sale. The shares of the subsidiary were sold in July 2018. Takeda entered into an agreement in May 2018 to sell its entire shareholding of 51.34% in consolidated subsidiary Guangdong Techpool Bio-Pharma Co., Ltd. and reclassified related assets and liabilities as held for sale as of June 30, 2018, and sold the shares of the subsidiary in August 2018.

13	Commitments and Contingent Liabilities

Litigation

Takeda is involved in various legal and administrative proceedings. The significant matter during the six months period ended September 30, 2018 is described below. There are no significant updates from the consolidated financial statements as of and for the year ended March 31, 2018 except for the matter below.

Amitiza

In March 2017, Sucampo Pharmaceuticals, Inc. (“Sucampo”) (Takeda’s licensor) received a paragraph IV certification directed to Amitiza from Amneal Pharmaceuticals, Inc. and in August 2017 received a paragraph IV certification directed to Amitiza from Teva Pharmaceutical Industries Ltd. These parties contend that the patents listed in The U.S. Food and Drug Administration’s Orange Book for Amitiza are invalid and/or not infringed by their Abbreviated New Drug Application product. In response, Sucampo and Takeda filed a patent infringement lawsuit against the parties. In June 2018, patent litigation against these parties has been settled.

14	Subsequent Events

On May 8, 2018, the Company reached agreement with Shire plc (“Shire”) on the terms of a recommended offer pursuant to which the Company will acquire the entire issued and to be issued ordinary shares of Shire (the “Acquisition”).

The Company has entered into a 364-Day Bridge Credit Agreement of 30.85 billion USD (the “Bridge Credit Agreement”) to finance funds necessary for the Acquisition on May 8, 2018. The commitments under the Bridge Credit Agreement are contemplated to be reduced or refinanced. On June 8, 2018, the Company has entered into a Term Loan Credit Agreement for an aggregate principal amount of up to 7.5 billion USD to finance a portion funds necessary for the Acquisition, and upon the execution thereof, the commitments under the Bridge Credit Agreement were reduced by up to 7.5 billion USD.

Further, on October 26, 2018, the Company has entered into a Senior Short Term Loan Facility Agreement for an aggregate principal amount of up to 500 billion JPY (the “SSTL”) to finance a portion of funds necessary for the Acquisition. Upon the execution of the SSTL, the commitments under the Bridge Credit Agreement were reduced by up to 4.5 billion USD. The Company has also entered into a Subordinated Syndicated Loan Agreement for an aggregate principal amount of up to 500 billion JPY to refinance the debt to be borrowed pursuant to the SSTL.